Tesoro Logistics LP

19100 Ridgewood Parkway

San Antonio, Texas 78259

August 19, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall Kevin Dougherty

Re:	Registration Statement on Form S-3 (File No. 333-206168) of Tesoro Logistics LP

Ladies and Gentleman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Friday, August 21, 2015, or as soon thereafter as practicable. Tesoro Logistics LP (the “Partnership”) hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TESORO LOGISTICS LP BY: TESORO LOGISTICS GP, LLC, its general partner

By:	/s/ Phillip M. Anderson
Name:	Phillip M. Anderson
Title:	President

Signature page to SEC Request for Effectiveness